EXHIBIT 99.1
NEWS RELEASE
RITCHIE BROS. AUCTIONEERS 2006 RESULTS
BREAK RECORDS
FOR IMMEDIATE RELEASE: February 22, 2007
VANCOUVER, BRITISH COLUMBIA — Ritchie Bros. Auctioneers Incorporated (NYSE: RBA; TSX: RBA) today announced its financial results for the year ended December 31, 2006. The Company finished 2006 with net earnings of $57.2 million, or $1.64 per diluted weighted average share, a 7% increase over 2005 net earnings of $53.6 million, or $1.54 per diluted weighted average share. All dollar amounts are presented in United States dollars.
Net earnings in 2006 and 2005 included gains on sales of surplus property. Excluding these items, which the Company does not consider part of its normal operations, net earnings in 2006 would have been $56.2 million, or $1.61 per diluted weighted average share, a 14% increase compared to net earnings in 2005 of $49.5 million, or $1.43 per diluted weighted average share. The gains on sales of excess property contributed an additional $1.6 million ($1.0 million, or $0.03 per diluted share, after tax) in 2006 and $6.4 million ($4.1 million, or $0.11 per diluted share, after tax) in 2005.
Gross auction sales for 2006 were $2.72 billion, 30% higher than gross auction sales in 2005 and an all-time record for the Company. Auction revenues in 2006 were $261.0 million, also a record level and a 23% increase compared to 2005. The Company’s auction revenue rate (auction revenues as a percentage of gross auction sales) was 9.59% in 2006, compared to 10.16% in 2005. Earnings increased in 2006 as a result of higher gross auction sales, offset in part by a lower auction revenue rate and increased operating costs compared to the prior year.
Ritchie Bros. conducted 177 industrial auctions in 13 countries throughout North America, Europe, the Middle East, Africa, Asia and Australia in 2006. The Company set 11 regional gross auction sales records during the year, including the largest auction held in the Company’s history in February 2006 at Orlando, Florida with gross auction sales of $113 million. The Company also generated gross auction sales of $130.2 million from its agricultural division in 2006, compared to $76.4 million in 2005. In addition to selling real estate at many of its industrial and agricultural auctions, the Company held one auction in 2006 that focused primarily on real estate.
A record of more than 241,000 bidders registered for Ritchie Bros.’ unreserved industrial auctions in 2006, of which approximately 74,000 were successful buyers. In 2005, the Company recorded more than 213,000 bidder registrations, of which over 62,000 were buyers.
During the past year, Ritchie Bros. worked with a record number of truck, equipment and other asset sellers, handling more than 32,000 consignments, which totaled approximately 240,000 lots sold in the year. In 2005, Ritchie Bros. handled over 27,000 consignments and over 203,000 lots.
Although the Company’s auctions varied in size in 2006, the average Ritchie Bros. industrial auction featured over 1,350 lots consigned by about 180 consignors, and attracted more than 1,360 bidders. The average gross auction sales per industrial auction for the year was more than $14 million (2005 — $13 million). The average gross auction sales per agricultural auction was $0.9 million, a 20% increase compared to the average in 2005.
The Company’s rbauctionBid-Live internet bidding service also set records in 2006. More than 9,600 customers from 76 countries purchased over $440 million worth of trucks, equipment, and real estate in

2006 using rbauctionBid-Live. This is an increase of more than 57% over last year’s online gross auction sales. More than 57,000 customers from 150 countries have now registered and received approval to use rbauctionBid-Live. On average, internet bidders represented approximately 24% of the total registered bidders at Ritchie Bros. industrial auctions in 2006, and they were the buyer or runner up bidder on 24% of the lots offered online at these auctions. The Company has now sold in excess of $1 billion of trucks, equipment and other assets to online buyers since the launch of rbauctionBid-Live in 2002.
Peter Blake, the Company’s CEO, remarked: “I am very pleased with our results in 2006. Sales reached new record levels; however, expenses were also up in 2006 as we continued to invest in our platform for future growth. We also incurred some expenses in the fourth quarter that we do not expect in future periods. Although our G&A increased in 2006 compared to the prior year, we are happy that our sales grew at a faster pace and that our G&A expenses decreased as a percentage of gross auction sales. Our performance in 2006 demonstrated that an ever-increasing number of equipment owners are choosing to buy and sell at our unreserved auctions — they want access to the global marketplace and that’s what a Ritchie Bros. auction delivers. Our auctions match local supply with global demand, which is a model that has proven to be very powerful in today’s transparent market for used equipment.”
Regarding the Company’s internet initiatives, Mr. Blake added: “I am particularly pleased with the increasingly significant role being played by our rbauctionBid-Live internet bidding service. Thanks to this service, bidders can attend our auctions in person or participate live and in real-time over the internet. This offer the best of both worlds for sellers as we are able to expose their trucks and equipment to the broadest possible bidding audiences.”
For the quarter ended December 31, 2006, gross auction sales were $738.7 million and auction revenues were $70.1 million. The auction revenue rate was 9.57%. Net earnings for the quarter were $9.8 million, or $0.28 per diluted weighted average share, compared to $14.2 million, or $0.41 per diluted share, in 2005.
Gross auction sales represent the aggregate selling prices of all items sold at auction and are not presented in the Company’s consolidated financial statements; the comparable financial statement measure is auction revenues, consisting primarily of commissions earned on consigned equipment and net profit on the sale of equipment purchased by Ritchie Bros. and sold in the same manner as consigned equipment.
About Ritchie Bros.
Ritchie Bros. is the world’s largest auctioneer of industrial equipment, operating through over 110 locations in more than 25 countries around the world. The Company sells, through unreserved public auctions, a broad range of used and unused industrial equipment including trucks, equipment and other assets used in the construction, transportation, mining, forestry, petroleum, materials handling, marine, real estate and agricultural industries. Ritchie Bros. maintains a website at www.rbauction.com.
Earnings Conference Call
Ritchie Bros. is hosting a conference call to discuss its 2006 financial results at 8:00am Pacific Time (11:00am Eastern Time) on February 22, 2007. To access a live broadcast of the conference call, please go to the Ritchie Bros. website http://www.rbauction.com, click on ‘About Ritchie Bros.’ then click on ‘Investor Information’. Please go to the website at least fifteen minutes early to download and install any necessary audio software. A replay will be available on the website shortly after the call.
Forward-looking Statements
The discussion in this press release relating to future events or operating periods contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) that involve risks and uncertainties, including, in particular, statements regarding: increasing numbers of buyers and sellers participating in the Company’s auctions; and our ability to match local supply to global demand. These risks and uncertainties include: the numerous factors that influence the supply of and demand for used equipment; fluctuations in the market values of used equipment; seasonal and periodic variations in operating results; actions of competitors; the success of the Company’s internet initiatives; conditions in local and regional markets; and other risks and uncertainties as detailed from time to time in the Company’s SEC and Canadian securities filings, including the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2006, available on the SEC, SEDAR and Company’s websites. Actual results may differ materially from those forward-looking statements. The Company does not undertake any obligation to update the information contained herein, which speaks only as of this date.

Consolidated Statements of Operations
(USD thousands, except share and per share amounts)

	Year ended	Year ended
	December 31, 2006	December 31, 2005

Gross auction sales	$2,721,023	$2,092,841

Auction revenues	$261,040	$212,633
Direct expenses	36,976	27,035

	224,064	185,598

Expenses
Depreciation and amortization	15,017	13,172
General and administrative	118,165	94,670

Earnings from operations	90,882	77,756

Other income (expenses)
Interest expense	(1,172)	(2,224)
Gain on disposition of capital assets (1)	1,277	6,565
Other income	1,079	417

Earnings before income taxes	92,066	82,514

Income taxes	34,848	28,934

Net earnings	$57,218	$53,580

Net earnings per share	$1.66	$1.56
Net earnings per share — diluted	$1.64	$1.54

Weighted average shares outstanding	34,546,460	34,366,311
Diluted weighted average shares outstanding	34,852,000	34,731,940

Net earnings in accordance with GAAP	$57,218	$53,580
Less: after-tax gain on sale of excess property (1)	(953)	(4,065)

Adjusted net earnings	$56,265	$49,515

Adjusted net earnings per share	$1.63	$1.44
Adjusted net earnings per share — diluted	$1.61	$1.43

(1)	Net earnings for the year ended December 31, 2006 included the $1,589 ($953 or $0.03 per diluted share after tax) effect of gains of recorded on the sale of excess property net of the write-down of assets held for resale. Net earnings for the year ended December 31, 2005 included total gains of $6,431 ($4,065 or $0.11 per diluted share after tax) recorded on the sale of excess property. The Company has highlighted these amounts because it does not consider these gains to be part of its normal operations.

Consolidated Statements of Operations
(USD thousands, except share and per share amounts)

	Three months ended	Three months ended
	December 31, 2006	December 31, 2005

	(unaudited)	(unaudited)

Gross auction sales	$738,731	$589,865

Auction revenues	$70,699	$59,933
Direct expenses	11,080	8,472

	59,619	51,461

Expenses
Depreciation and amortization	4,366	3,111
General and administrative	36,599	26,354

Earnings from operations	18,654	21,996

Other income (expenses)
Interest expense	(169)	(456)
Other income	267	110

Earnings before income taxes	18,752	21,650

Income taxes	8,962	7,447

Net earnings	$9,790	$14,203

Net earnings per share	$0.28	$0.41
Net earnings per share — diluted	$0.28	$0.41

Weighted average shares outstanding	34,626,968	34,417,481
Diluted weighted average shares outstanding	34,988,030	34,792,938
Selected Balance Sheet Data (USD thousands)

	December 31, 2006	December 31, 2005

Current assets	$228,067	$204,957
Current liabilities	133,698	120,849

Working capital	$94,369	$84,108

Total assets	554,227	496,396
Long-term debt	43,081	43,322
Total shareholders’ equity	368,637	325,183

Selected Operating Data (unaudited)

Auction revenues as percentage of gross auction sales (12 mos)	9.59%	10.16%
Number of consignors at industrial auctions (12 mos)	32,075	27,912
Number of bidders at industrial auctions (12 mos)	241,132	213,896
Number of buyers at industrial auctions (12 mos)	73,967	62,832
Number of permanent auction sites	26	23
Number of regional auction units	7	7
For further information, please contact:
Jeremy Black
Senior Manager — Finance
Phone:    604 273 7564
Fax:        604 273 2405
Email:     ir@rbauction.com